UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)
Oak Street Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67181A107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Humana Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,883,683

	6	SHARED VOTING POWER
NONE

	7	SOLE DISPOSITIVE POWER
10,883,683

	8	SHARED DISPOSITIVE POWER
NONE

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,883,683

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1(a).	Name of Issuer:

Oak Street Health, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

30 W. Monroe Street
Suite 1200
Chicago, Illinois 60603

Item 2(a).	Name of Person Filing:

Humana Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

500 W. Main Street
Louisville, Kentucky 40202

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

67181A107

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 10,883,683

(b)	Percent of class: 4.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 10,883,683

(ii)	Shared power to vote or to direct the vote: NONE

(iii)	Sole power to dispose or to direct the disposition of: 10,883,683

(iv)	Shared power to dispose or to direct the disposition of: NONE

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

HUMANA INC.

By:	/s/ Cynthia H. Zipperle
Name: Cynthia H. Zipperle
Title: Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)